Exhibit 99.1

58.com Acquires Strategic Stake In Ganji.com and Announces Additional Investment by Tencent

BEIJING, April 17, 2015 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) ("58.com" or "the Company") today announced that it has acquired a strategic stake in Falcon View Technology Limited ("Ganji"), the holding company of the PRC entities operating Ganji.com, a major online local services marketplace platform in China. Concurrently, 58.com also announced an approximately US$400 million additional investment by Tencent Holdings Limited ("Tencent"), a leading provider of internet services in China.

Under the terms of the definitive agreement with shareholders of Ganji ("the 58.com-Ganji Strategic Transaction"), and as part of an intended long-term, strategic combination transaction, 58.com has agreed to acquire an approximately 43.2% fully diluted equity stake in Ganji for a combination of share consideration and cash, including approximately 34 million newly issued ordinary shares of the Company (one American Depositary Share, or "ADS", represents two class A ordinary shares) and US$412.2 million in cash. The two companies, which will continue to operate their respective brands, websites and teams, intend to maximize business synergies created by this new strategic relationship, and capitalize on opportunities to cooperate and further expand their businesses.

Founded in Beijing in 2005, Ganji.com has become one of China's leading online local services marketplaces. Every month, hundreds of millions of users come to Ganji.com to access a wide range of location-based services from millions of active merchants, in areas such as jobs, housing, second hand products and local services information.

Concurrent with the 58.com-Ganji Strategic Transaction and incremental to its existing share ownership in 58.com, Tencent has signed a definitive share purchase agreement with 58.com to purchase an additional approximately US$400 million of newly issued ordinary shares from 58.com at a purchase price equivalent to US$52 per ADS (the "Tencent Investment"). Following the completion of this additional investment by Tencent, Tencent will hold in aggregate approximately 25.1% of the total issued and outstanding shares of 58.com on a fully-diluted basis.

Both the 58.com-Ganji Strategic Transaction and the Tencent Investment are expected to close within a few days, subject to customary closing conditions.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com, commented, "We are pleased to make this large-scale strategic investment in Ganji.com to jointly realize major cost, revenue, and strategic business synergies. This transaction is part of our larger plan to execute our vision of integrating our respective businesses and creating a larger and more effective local services internet platform to help consumers around China find the services that they need in their local area.  Ganji.com has done a tremendous job building a talented team, and we look forward to working more closely with them as we continue to expand in this growing and underserved market."

Mr. Mark Haoyong Yang, Chairman and CEO of Ganji.com, added, "After extensive discussions, we are pleased to reach this strategic agreement with 58.com.  Both Ganji and 58.com are leading players in the online classified market and have developed unique capabilities in O2O.  Personally and on behalf of Ganji, I look forward to taking advantage of the great chemistry between Ganji and 58.com, and leveraging our respective resources and advantages. We have seen and continue to see the mobile internet enabling a transformative opportunity in the classified industry and across O2O categories.  Ganji has been built on the DNA of mobile connectivity.  Together with 58.com, we will continue to build a leading platform offering our customers the best experience and localized service."

About 58.com - 58.com Inc. (NYSE: WUBA) operates China's largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company's online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com's broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com's strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. In the second half of 2014 it launched separate mobile applications for 58 Home services. These applications directly match consumers and individual services providers for local services categories such as house cleaning services, moving services and manicure services. For more information on 58.com, please visit http://www.58.com.

About Ganji - Ganji is a professional online classifieds provider in China. Founded in 2005, Ganji provides its hundreds of millions of monthly users with local services information on a wide range of sectors, including jobs, housing, goods, services, and local activities. Ganji is one of China's mobile pioneers, and has millions active merchants providing local services information through the Company's platform. Ganji is also dedicated to developing O2O (online to offline) services in China using its innovative service chain. In November 2014, Ganji launched its self-operated O2O project, Ganji Haoche, to provide O2O used-car services. The service has been launched in 15 Chinese cities, including Beijing, Shanghai, Chengdu, Tianjin and Hangzhou.

About Tencent - Tencent uses technology to enrich the lives of internet users. Every day, hundreds of millions of people communicate, share experiences, consume information and seek entertainment through our integrated platforms. Tencent's diversified services include QQ, Weixin/ WeChat for communications; Qzone for social networking; QQ Game Platform for online games; QQ.com and Tencent News for information and Tencent Video for video content.

Tencent was founded in Shenzhen in 1998 and went public on the Main Board of the Hong Kong Stock Exchange in 2004. The Company is one of the constituent stocks of the Hang Seng Index. Tencent seeks to evolve with the internet by investing in innovation, providing a hospitable environment for partners, and staying close to users.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, market share, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

2

For more information, please contact:

58.com Inc.
ir@58.com

Christensen

China
Mr. Christian Arnell
Phone: +852 9040 0621
E-mail: carnell@christensenir.com

US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

3